Filed by Tesoro Logistics LP
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: QEP Midstream Partners, LP
Commission File No.: 001-36047

The following are excerpts of remarks relating to a proposal that Tesoro Logistics LP (“TLLP” or the “Partnership”) currently intends to make for a business combination transaction with QEP Midstream Partners, LP (“QEPM”) presented during TLLP’s earnings conference call for the third quarter of 2014, which was held on October 31, 2014. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.
________________

Remarks from conference call on October 31, 2014:

Gregory J. Goff - Chief Executive Officer of TLLP

We are very focused on closing the acquisition of QEP Field Services that we announced last week.

[…]

For 2015, we expect these assets to deliver EBITDA of $250 million to $275 million on a consolidated basis, including 100% of QEPM. Based on a combined value of our acquisition of QEPFS for $2.5 billion and the approximately $400 million value of the outstanding public portion of QEPM, this implies a total multiple of 10.5 to 11.5 times EBITDA for the business.

[…]

We also intend to pursue an offer to merge QEPM with TLLP through an exchange of its public units for TLLP units with a process expected to commence shortly after closing.

Q&A from conference call on October 31, 2014:

Sharon Lu - Wells Fargo

How should we think about the exchange ratio for QEPM? What are some of the factors that you’ll take into consideration for that proposal?

Phillip M. Anderson - President of TLLP

Yeah, Sharon I’d love to get into that, but at this stage in the process and until we are closed and make an offer, we just really can’t go into those details.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. The communication contains information relating to a proposal that Partnership currently intends to make for a business combination transaction with QEPM. If such proposal is pursued and subject to future developments, the Partnership (and, if a negotiated transaction is agreed upon, QEPM) may file a proxy statement/prospectus and other documents with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF QEPM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of QEPM. Investors and security holders will be able to obtain free copies of these documents (if and when they become available) and other documents filed with the SEC by the Partnership and/or QEPM through the web site maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations, Tesoro Logistics LP, 19100 Ridgewood Parkway, San Antonio, Texas 78259 or at Tesoro Logistics LP’s Investor Relations website at http://www.tesorologistics.com.

The Partnership, QEPM and the directors and executive officers of their respective general partners and certain other persons may be deemed to be participants in the solicitation of proxies with respect to any proposed business combination between the Partnership and QEPM. Information regarding the directors and executive officers of the Partnership’s General Partner is available in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 24, 2014. Information regarding the directors and executive officers of QEPM’s General Partner is available in QEPM’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 20, 2014. Other information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available).

Non-GAAP Financial Measure

EBITDA is a financial measure not calculated in accordance with generally accepted accounting principles in the United States (“GAAP”). For more information, including the Partnership’s definition of EBITDA and a reconciliation of forecasted 2015 annual EBITDA to forecasted net income, see “Non-GAAP Financial Measures” in the Partnership’s earnings release for the third quarter of 2014, which is available on the Partnership’s Investor Relations website at http://www.tesorologistics.com.

Forward-Looking Statements

Certain statements and information in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to, changes in the expected benefits of our transactions relating to our acquisitions from Tesoro and acquisitions from third parties, including our acquisition of QEP Field Services, LLC and the potential combination with QEPM, or our ability to integrate the operations we expect to acquire in such transactions, and our ability to consummate the acquisition of QEP Field Services, LLC, the potential combination with QEPM and any anticipated financing transactions in connection therewith. For more information concerning factors that could affect these statements see our annual report on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, after the date hereof.